FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS
OF DECEMBER 31, 2020 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document



Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
First National Capital Markets, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Omaha, Nebraska
February 19, 2021

We have served as the Company's auditor since 2002.

FIRST NATIONAL CAPITAL MARKETS, INC.

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

ASSETS

CASH AND CASH EQUIVALENTS	$	3,228,026
RECEIVABLES:		
Commissions		633,870
Income taxes		71,836
Other		15,823
Total receivables		721,529
SECURITIES OWNED		1,005,669
DEPOSIT WITH CLEARING ORGANIZATION		250,786
PREPAID EXPENSES AND OTHER ASSETS		81,228
INVESTMENT IN PARTNERSHIP		49,834
TOTAL	$	5,337,072

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation and benefits	$	849,528
Accrued expenses and other liabilities		185,582
Accounts payable to affiliates		195,182
Total liabilities		1,230,292

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		640,000
Retained earnings		3,456,780
Total stockholder's equity		4,106,780
TOTAL	$	5,337,072

See notes to statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

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1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and payment services. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company.   Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740") requires a group of entities that file a consolidated tax return to allocate the consolidated amount of current and deferred tax expense among the members of the group when those members issue separate financial statements. ASC 740 requires the use of an allocation methodology that is systematic, rational, and consistent with the broad principles established by ASC 740. The Company's financial statements reflect income taxes allocated on a Separate-Return approach, modified to utilize Company net operating losses and capital losses when those losses are realized by the consolidated group.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are investment in partnership, accruals not currently deductible for tax purposes, accrued compensation and benefits, and prepaid expenses.

The Company has no liability recorded at December 31, 2020 for uncertainty in income taxes or for interest and penalties associated with an uncertain tax position. The tax years 2017 through 2020 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Restricted Cash — Restricted cash represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank accounts for the benefit of customers. As of December 31, 2020, the balance of the restricted cash was $0.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification (ASC) 855-10, "Subsequent Events," the Company evaluated subsequent events through the date the financial statements were issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statements or notes as of December 31, 2020, except as disclosed herein.

Recently Issued Accounting Pronouncements —

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Assets Measured at Amortized Cost," was issued to revise guidance for impairments on financial instruments. The guidance requires an impairment model (known as the current expected credit loss (CECL) model) that is based on expected rather than incurred losses. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The CECL model is applicable to loans held for investment, securities held to maturity, lease receivables, financial guarantee contracts and certain unconditional loan commitments. The guidance also amends the debt securities other-than-temporary impairments model. The effective date for the revised standard is for fiscal years beginning after December 15, 2019. On January 1, 2020, the Company adopted ASU 2016-13 using a modified retrospective approach. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement," eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The ASU adds new disclosure requirements for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019, with early adoption permitted for any eliminated or modified disclosures. The adoption of this standard did not have a material impact on the Company's disclosures.

2. **REGULATORY REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $3,681,414, which was $3,431,414 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants and bonds.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 1,005,669	$ -	$ 1,005,669
Total assets accounted for at fair value:	$ -	$ 1,005,669	$ -	$ 1,005,669

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants and bonds are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants and bonds.

4.   RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades/analysis, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2020, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2020, the Company owed affiliates $195,182 for services provided.

At December 31, 2020, the Company had cash on deposit of $448,026 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $10,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2020. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one-month LIBOR plus 2.75%. In addition, the Company pays a commitment fee of 0.25% of the unused portion of the credit.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. **EMPLOYEE BENEFIT PLANS**

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2020 the Company's discretionary portion of the defined contribution was $89,285, which is recorded as accrued compensation and benefits in the statement of financial condition and is owed to the Parent Company.

6. **INVESTMENT IN PARTNERSHIP**

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost, which approximates fair value, or $49,834.

7. **COMMITMENTS AND CONTINGENCIES**

The Company is involved in various legal matters in the normal course of its business. At December 31, 2020, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's statement of financial condition.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its Statement of Financial Condition in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

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